NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Peter Strand T: 202.689.2983 Peter.strand@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

May 12, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jordan Nimitz
Margaret Schwartz

RE:	ProSomnus, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 10, 2023
File No. 333-269156

Ladies and Gentlemen:

On behalf of ProSomnus, Inc. (the “Company”), we are hereby responding to the letter dated February 17, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on February 10, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Amendment No. 1 to Registration Statement on Form S-1, Filed February 10, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Prosomnus

Liquidity and Capital Resources

Liquidity Update, page 67

1.	We note your revisions in response to our prior comment 6 and reissue in part. Please revise your “Liquidity Update” section to discuss the effect of this offering on the company’s ability to raise additional capital. We note your revision to page 67 that you “may seek to opportunistically access additional liquidity, including through either the debt or equity capital markets.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 57 of the Amended Registration Statement as requested.

General

2.	We note your revision in response to our prior comment 10 and reissue. The language within the risk factor titled “The grant and future exercise of registration rights may adversely affect the market price of our securities upon consummation of the Business Combination” appears to need updating. For example, we note your statement: “We intend to file and maintain an effective registration statement under the Securities Act covering such securities. The registration of these securities will permit the public resale of such securities.” It appears this statement should be updated given that this prospectus is facilitating registration of those sales, or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 29 of the Amended Registration Statement as requested.

*****

If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact me at (202) 689-2983.

Very truly yours,

/s/ E. Peter Strand

E. Peter Strand

cc: Len Liptak, Chief Executive Officer, ProSomnus, Inc.